Exhibit 99.2

LUMENIS LTD.

PROXY FOR SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 3, 2015

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints JONATHAN M. NATHAN and JONATHAN ACHIRON and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary B Shares of Lumenis Ltd., referred to as Lumenis or the Company, held of record in the name of the undersigned at the close of business on June 30, 2015, at the Special General Meeting of Shareholders of the Company, or the Meeting, to be held at the executive offices of the Company at Yokneam Industrial Park, Hakidma 6, Yokneam 2069204, Israel, on Monday, August 3, 2015, at 11:00 a.m. (Israel time), and at any and all adjournments or postponements thereof on the following matters, which are more fully described in the Notice of Special General Meeting of Shareholders of the Company, or the Notice, and the proxy statement relating to the Meeting, or the Proxy Statement.

The undersigned acknowledges receipt of the Notice and Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter (other than Proposal 3), this Proxy will be voted FOR each such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. If no direction is made with respect to Proposal 3, the undersigned will be deemed to have abstained from voting on such proposal. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF
LUMENIS LTD.

To be held on August 3, 2015

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.
↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
By filling out and returning this proxy card with respect to Proposal 3, the undersigned hereby confirms (whether voting "For" or "Against" that proposal) that he, she or it is not a controlling shareholder of the Company and has no personal interest (which excludes an interest derived entirely from one’s status as a shareholder of the Company) (in each case, as defined in the Israeli Companies Law, 5759-1999) with respect to the subject matter of that proposal. If you are a controlling shareholder or have a personal interest or believe that you possess a personal interest and wish to vote “For” or “Against” that proposal, you should indicate that below and you should not submit this proxy card but should instead follow the "Directions" below.

Directions (Proposal 3)
If you, or a related party of yours, are a controlling shareholder or have a personal interest (as described in the Proxy Statement) in the approval of Proposal 3 and wish to vote “For” or “Against” that proposal, you should indicate that below and you should not submit this proxy card but should instead contact Ms. Margarita Fegin, our Associate General Counsel, at +972-4-959-9171 (Fax: +972-4-959-9060), who will advise you as to how to submit your vote on Proposal 3.
1.
Approval, pursuant to Section 320 of the Companies Law, of the merger of Lumenis with Merger Sub, an indirect wholly-owned subsidiary of XIO, including approval of: (i) the Merger, whereby Merger Sub will merge with and into Lumenis, with Lumenis surviving and becoming a wholly-owned, indirect subsidiary of XIO; (ii) the Merger Agreement; (iii) the Merger Consideration to be received by Lumenis’ shareholders in the Merger, consisting of US$14.00 in cash, without any interest thereon, for each Ordinary B Share, of Lumenis held as of immediately prior to the effective time of the Merger; (iv) the conversion of each outstanding option to purchase one Ordinary B Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option, to be paid on a lump-sum basis upon the closing of the Merger (in the case of a vested option) or over time following the closing of the Merger (for an unvested option); and (v) all other transactions and arrangements contemplated under the Merger Agreement. (All capitalized terms are defined in the accompanying Proxy Statement).

	☐	☐	☐
2.
Approval of an increase in the maximum indemnification amount that the Company may provide for its officers and directors under existing agreements with them, to the greater of (i) $100 million and (ii) 25% of our shareholders’ equity, instead of the greater of (x) $50 million and (y) 25% of our shareholders’ equity.

	☐	☐	☐
3.
Approval of (i) an amendment of certain employment terms of Ms. Zipora (Tzipi) Ozer-Armon, the Company's CEO (the amendment of some of such terms is subject to the consummation of the Merger), (ii) the acceleration and full vesting, subject to and immediately prior to the consummation of the Merger, of all options held by the CEO that are unvested as of immediately prior to the Merger, and (iii) payment of a bonus to the CEO in acknowledgment and recognition of the CEO’s efforts and contributions to the achievement of the Company’s goals, including the consummation of the Merger (subject to the consummation of the Merger).
	☐	☐	☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.